UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-38397

Farmmi, Inc.

(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

Explanatory Note:

As previously filed, on July 22, 2021, the Registrant’s shareholders approved the 2021 Stock Incentive Plan (the “2021 Plan”) and authorized the Company to reserve a total of 40,000,000 unissued ordinary shares (the “Shares”) for issuance under the 2021 Plan. On February 14, 2022, the Registrant filed a Form S-8 to issue 10,000,000 Shares under the 2021 Plan to its certain employees, all of which have now been issued. On February 15, 2022, the Registrant cancelled the reserved but unissued 30,000,000 Shares under the 2021 Plan and released the reservation of such Shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: February 18, 2022	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer